UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
POWER INTEGRATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
739276103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Balu Balakrishnan
President and Chief Executive Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA 95138-1002
(408) 414-9200
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Timothy J. Moore, Esq.
Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *

$16,280,970.00	$639.85
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,057,699 shares of Common Stock, $0.001 par value, of Power Integrations, Inc. will be purchased pursuant to this offer for an aggregate value of $16,280,970.00 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 6 for fiscal year 2008, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $639.85	Filing Party: Power Integrations, Inc.
Form or Registration Number: 005-52867	Date Filed: December 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), as filed with the Securities and Exchange Commission on January 5, 2009, amends and supplements the Tender Offer Statement on Schedule TO dated December 3, 2008, as amended by Amendment No. 1 thereto dated December 8, 2008 and Amendment No. 2 thereto dated December 23, 2008 (the “Statement”) relating to an offer by Power Integrations, Inc., a Delaware corporation (the “Company”), to exchange for cash certain outstanding stock options to purchase shares of the Company’s common stock, par value $0.001 (the “Offer”).
     This Amendment is made to report the results of the Offer. Other than as amended herein, all other terms of the Statement remain the same.
Item 4. Terms of the Transaction.
     Item 4(a) of the Initial Statement is hereby amended and supplemented by adding the following text thereto:
     “The offering period expired at 11:59 p.m., Eastern Standard Time, on December 31, 2008. Pursuant to the Offer to Purchase, options to purchase an aggregate of 2,392,376 shares of the Company’s common stock were validly tendered and not withdrawn, and the Company has accepted for repurchase such options. Each eligible optionee who validly tendered eligible options pursuant to the Offer to Purchase will receive a cash payment in the amount of $2.00 per share for options granted in 2004 or 2005, and $4.00 per share for options granted in 2006, 2007 or 2008 (before September 15, 2008). The Company will promptly make such cash payments in the aggregate amount of $9,048,060.”

3.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 5, 2009

POWER INTEGRATIONS, INC.
By:	/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer

5.

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)***	Offer to Purchase For Cash Employee Stock Options Under the 2007 Equity Incentive Plan and 1997 Stock Option Plan, dated December 3, 2008, as amended December 8, 2008.

(a)(2)*	Form of Introductory Letter.

(a)(2)(A)**	Form of Introductory Letter Regarding Revised Offer to Purchase.

(a)(3)**	Form of Letter of Transmittal.

(a)(4)**	Form of Email to Eligible Employees Announcing Offer to Purchase.*

(a)(5)**	Form of Election Withdrawal Notice.

(a)(6)**	Form of Reminder Notice of Expiration of Offer.

(a)(7)**	Form of Email to Eligible Employees Announcing Revised Offer to Purchase.

(a)(8)**	Form of Slide Presentation to Employees.

(a)(9)**	Form of Email Announcing Timing of Presentation to Employees.

(a)(10)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 10, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(10)(A)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed with the Securities and Exchange Commission on May 9, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(11)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, as filed with the Securities and Exchange Commission on August 8, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(12)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, as filed with the Securities and Exchange Commission on November 7, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(13)	The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on April 28, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(14)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 4, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(15)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 8, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(16)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 25, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(17)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 19, 2008 (File No. 000-23441) (incorporated herein by reference).

6.

Exhibit
Number	Description

(a)(18)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 25, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(19)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 25, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(20)	The Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2008 (File No. 000-23441) (incorporated herein by reference).

(a)(21)	A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A, as filed on December 1, 1997 (File No. 000-23441), under Section 12(g) of the Securities Exchange Act of 1934, as amended, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	2007 Equity Incentive Plan, and amendment and restatement of the 1997 Stock Option Plan, as filed with the Securities and Exchange Commission as the like-described exhibit to the Company’s Current Report on Form 8-K on February 4, 2008 (File No. 000-23441) (incorporated herein by reference).

(d)(2)	1997 Stock Option Plan (as amended through January 25, 2005), as filed with the Securities and Exchange Commission as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q on May 6, 2005 (File No. 000-23441) (incorporated herein by reference).

(d)(3)	Forms of Option Agreements under the 1997 Stock Option Plan as filed with the Securities and Exchange Commission as the like-described exhibit to the Company’s Annual Report on Form 10-K on August 8, 2007 (File No. 000-23441) (incorporated herein by reference).

(d)(4)*	Forms of Option Agreements under the 2007 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 3, 2008, and incorporated herein by reference.

**	Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on December 8, 2008, and incorporated herein by reference.

***	Previously filed with Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on December 23, 2008, and incorporated herein by reference.

7.